October 10, 2024

M. Andrew Franklin
Chief Executive Officer
CEDAR REALTY TRUST, INC.
2529 Virginia Beach Blvd.
Virginia Beach, Virginia 23452

       Re: CEDAR REALTY TRUST, INC.
           Schedule TO-I/A filed October 7, 2024
           File No. 5-38070
Dear M. Andrew Franklin:

       We have reviewed your filing and have the following comment.

        Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Schedule TO-I/A filed October 7, 2024
General

1. While we do not agree with the analyses or conclusions set forth in your response to prior comment 2, we will not issue additional comments at this time.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at
202- 551-3263.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions